SEC Mail Processing Section

FEB 27 2008

Washington, DC 103

08027372

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | February 28, 2010 |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-52015 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Forge Financial Group, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7682 N. Federal Hwy, Suite 1
(No. and Street)

| Boca Raton | FL | 33431 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph Giuliano (561) 416-9880
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer Jeffries LLP
(Name – *if individual, state last, first, middle name*)

| 5251 S. Quebec Street, Suite 200 | Greenwood Village | CO | 80111 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

PROCESSED
MAR 06 2008
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*





3/5/08

# OATH OR AFFIRMATION

I, Joseph Giuliano, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Forge Financial Group, Inc., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Principal

Title

Notary Public

APRIL MARIE MADDOX
Notary Public - State of Florida
My Commission Expires Mar 16, 2008
Commission # DD 300858

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity of Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital (including reconciliation of X-17A-5 Part II filing with this Rule 17a-5(d) report, if applicable).
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independant Auditors' Report on Internal Accounting Control.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FORGE FINANCIAL GROUP, INC.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2007

FORGE FINANCIAL GROUP, INC.

## CONTENTS


| | Page |
|---|---|
| Independent Auditors' Report | 3 |
| Statement of Financial Condition | 4 |
| Statement of Operations | 5 |
| Statement of Changes in Shareholder's Equity | 6 |
| Statement of Cash Flows | 7 |
| Notes to Financial Statements | 8 – 9 |
| Supplementary Schedule: | |
| Computation of Net Capital Pursuant to Uniform Net Rule 15c3-1 | 10 |
| Independent Auditors' Report on Internal Accounting Control Required by SEC Rule 17a-5(d) | 11 - 12 |

SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

# INDEPENDENT AUDITORS' REPORT

The Board of Directors of
Forge Financial Group, Inc.

We have audited the accompanying statement of financial condition of Forge Financial Group, Inc. as of December 31, 2007, and the related statements of operations, changes in shareholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Forge Financial Group, Inc. as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the supplemental schedule listed in the accompanying index is presented for purposes of additional analysis and is not required for a fair presentation of the financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Spicer Jeffries LLP

Greenwood Village, Colorado
February 14, 2008

## FORGE FINANCIAL GROUP, INC.

## STATEMENT OF FINANCIAL CONDITION
## DECEMBER 31, 2007

### ASSETS

| | | |
|---|---|---|
| Cash | $ | 12,966 |
| Receivable from clearing broker | | 2,111,911 |
| Securities owned, at market value | | 682,361 |
| Other assets | | 50,845 |
| | **$** | **2,858,083** |

### LIABILITIES AND SHAREHOLDER'S EQUITY

| | | |
|---|---|---|
| **LIABILITIES:** | | |
| Commissions payable | $ | 43,967 |
| Accounts payable and accrued expenses | | 114,383 |
| Due to clearing broker | | 1,064,335 |
| Securities sold, but not yet purchased, at market value | | 572,707 |
| ***Total liabilities*** | | 1,795,392 |
| **COMMITMENTS AND CONTINGENCIES (Notes 3 and 4)** | | |
| **SHAREHOLDER'S EQUITY (Note 2):** | | |
| Common stock, par value $1 per share; 25,000 shares authorized; 100 shares issued and outstanding | | 100 |
| Additional paid-in capital | | 906,500 |
| Retained earnings | | 156,091 |
| ***Total shareholder's equity*** | | 1,062,691 |
| | **$** | **2,858,083** |

The accompanying notes are an integral part of this statement.

# FORGE FINANCIAL GROUP, INC.

## STATEMENT OF OPERATIONS
## YEAR ENDED DECEMBER 31, 2007

| | |
|---|---|
| **REVENUE:** | |
| Commissions and trading | 1,875,301 |
| Other income | 145,507 |
| ***Total revenue*** | 2,020,808 |
| **EXPENSES:** | |
| Commissions | 555,900 |
| Clearing costs | 190,188 |
| Management fees paid to parent (Note 3) | 1,033,282 |
| General and administrative | 263,439 |
| Communications | 101,995 |
| ***Total expenses*** | 2,144,804 |
| **NET LOSS BEFORE INCOME TAX BENEFIT** | (123,996) |
| Income tax benefit | 42,158 |
| **NET LOSS** | **$ (81,838)** |

The accompanying notes are an integral part of this statement.

FORGE FINANCIAL GROUP, INC.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2007

| | Common Stock Shares | Common Stock Amount | Additional Paid-In Capital | Retained Earnings |
|---|---|---|---|---|
| **BALANCES, December 31, 2006** | 100 | $ 100 | $ 906,500 | $ 237,929 |
| Net loss | - | - | - | (81,838) |
| **BALANCES, December 31, 2007** | **100** | **$ 100** | **$ 906,500** | **$ 156,091** |

The accompanying notes are an integral part of this statement.

FORGE FINANCIAL GROUP, INC.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2007
INCREASE (DECREASE) IN CASH

| | |
|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES:** | |
| Net loss | $ (81,838) |
| Adjustments to reconcile net loss to net cash provided by operating activities: | |
| Decrease in receivable from clearing broker | 223,174 |
| Increase in securities owned, at market value | (413,447) |
| Increase in commissions payable | 8,423 |
| Decrease in securities sold, but not yet purchased | (285,457) |
| Decrease in due to clearing broker | 674,499 |
| Decrease in accouts payable and accrued expenses | (92,581) |
| *Net cash flows provided by operating activities* | 32,773 |
| **CASH FLOWS FROM INVESTING ACTIVITIES:** | |
| Increase in other assets | (33,284) |
| **NET DECREASE IN CASH** | (511) |
| **CASH, at beginning of year** | 13,477 |
| **CASH, at end of year** | **$ 12,966** |

The accompanying notes are an integral part of this statement.

FORGE FINANCIAL GROUP, INC.

## NOTES TO FINANCIAL STATEMENTS

### *NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES*

The Company was incorporated by its parent as a wholly-owned subsidiary in Florida on June 18, 1999 and is registered as a broker-dealer in securities with the Securities and Exchange Commission. The Company conducts business primarily with other broker-dealers.

The Company records securities transactions and related revenue and expenses on a trade date basis. Securities owned or sold, but not yet purchased by the Company (substantially common stock) are recorded at market value and related changes in market value are reflected in income.

The Company, under Rule 15c3-3(k)(2)(ii), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing broker on a fully disclosed basis. The Company's agreement with its clearing broker provides that as clearing broker, that firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934 (the Act). It also performs all services customarily incident thereon, including the preparation and distribution of customer's confirmations and statements and maintenance margin requirements under the Act and the rules of the Self Regulatory Organizations of which the Company is a member.

For purposes of cash flows, the Company considers money market funds with a maturity of three months or less to be cash equivalents.

The Company files a consolidated income tax return with its parent, but provides for income taxes as if it filed separately.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### *NOTE 2 - NET CAPITAL REQUIREMENTS*

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2007, the Company had net capital and net capital requirements of $731,857 and $235,500, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was .90 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

## *NOTE 3 - RELATED PARTY TRANSACTIONS*

The Company pays management fees to its parent in return for providing office space, support and management services.

## *NOTE 4 - FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISKS AND CONTINGENCIES*

In the normal course of business, the Company's client activities ("clients") through its clearing broker involve the execution, settlement and financing of various client securities transactions. These activities may expose the Company to off-balance sheet risk. In the event the client fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the client's obligations.

In the Company's trading activities, the Company has purchased securities for its own account and has sold securities that it has not purchased and may incur losses if the market value of the securities changes subsequent to December 31, 2007.

In addition, the Company bears the risk of financial failure by its clearing broker. If the clearing broker should cease doing business, the Company's receivable from this clearing broker could be subject to forfeiture.

The Company's financial instruments, including cash and receivables, are carried at amounts which approximate fair value. Securities owned and securities sold, but not yet purchased are valued at market value using quoted market prices. Payables and other liabilities are carried at amounts which approximate fair value.

## SUPPLEMENTARY INFORMATION

## FORGE FINANCIAL GROUP, INC.

## COMPUTATION OF NET CAPITAL
## PURSUANT TO NET CAPITAL RULE 15c3-1
## DECEMBER 31, 2007

| | | |
|---|---|---|
| **CREDIT:** | | |
| Shareholder's equity | $ | 1,062,691 |
| **DEBITS:** | | |
| Nonallowable assets | | |
| Non-marketable securities | | 255 |
| Blockage | | 120,595 |
| Other assets | | 50,845 |
| ***Total debits*** | | 171,695 |
| ***Net capital before haircuts on securities positions*** | | 890,996 |
| Haircuts on securities positions | | 159,139 |
| **NET CAPITAL** | | 731,857 |
| Minimum requirements of 6-2/3% of aggregate indebtedness of $660,920, $235,500 for market making activities or $100,000, whichever is greater | | 235,500 |
| ***Excess net capital*** | **$** | **496,357** |
| **AGGREGATE INDEBTEDNESS:** | | |
| Commissions payable | $ | 43,967 |
| Due to clearing broker | | 1,064,335 |
| Less amounts secured | | (561,765) |
| Accounts payable and accrued expenses | | 114,383 |
| **TOTAL AGGREGATE INDEBTEDNESS** | **$** | **660,920** |
| **RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL** | | **.90 to 1** |

NOTE: There are no material differences between the above computation of net capital and the corresponding computation as submitted by the Company with the unaudited Form X-17a-5 as of December 31, 2007.

See the accompanying Independent Auditors' Report.

SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

## INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors of
Forge Financial Group, Inc.

In planning and performing our audit of the financial statements and supplementary information of Forge Financial Group, Inc. (the "Company") for the year ended December 31, 2007, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Forge Financial Group, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g), (i) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3; and (ii) for safeguarding the occasional receipt of securities and cash until promptly transmitted to the Company's clearing brokers. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. This report recognizes that it is not practicable in an organization the size of Forge Financial Group, Inc. to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

In addition, our review indicated that Forge Financial Group, Inc. was in compliance with the conditions of exemption from Rule 15c3-3 pursuant to paragraph k(2)(ii) as of December 31, 2007, and no facts came to our attention to indicate that such conditions had not been complied with during the year.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Spicer Jeffries LLP

Greenwood Village, Colorado
February 14, 2008

END